SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File No. 001-36566

Mobileye N.V.

(Translation of registrant’s name into English)

Har Hotzvim
13 Hartom Street
PO Box 45157
Jerusalem 9777513,Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

Mobileye N.V. (the “Company”) announced today by press release (see exhibit 99.1 hereto) the record date for its Annual General Meeting to be held on June 25, 2015, as well as the matters to be addressed at the Annual General Meeting. The Notice of and Agenda for the Annual General Meeting, together with instructions relating to voting are included in this Form 6-K as exhibit 99.2 hereto.

Exhibit No.	Description of Exhibit
99.1	Press release dated May 18, 2015
99.2	Notice of and Agenda for Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 18, 2015

MOBILEYE N.V.

By:	/s/ Ofer Maharshak
Ofer Maharshak
Chief Financial Officer